SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)

Banc of California, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05990K106
(CUSIP Number)

Kevin J. Kooman Patriot Financial Partners III, L.P. Four Radnor Corporate Center 100 Matsonford Road Suite 210 Radnor, Pennsylvania 19087 (215) 399-4650	Copies to: Terrence Kerwin, Esq. Fox Rothschild LLP 747 Constitution Drive Suite 100 Exton, PA 19341 (610) 458-6186

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 05990K106	13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,691,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,691,232

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,232
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89% (1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

CUSIP No. 05990K106	13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,691,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,691,232

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,232
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89% (1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

CUSIP No. 05990K106	13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,691,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,691,232

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,691,232
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.89% (1)
14	TYPE OF REPORTING PERSON OO

(1) This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

CUSIP No. 05990K106	13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 771,353
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 771,353

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 771,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.32% (1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

CUSIP No. 05990K106	13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 861,353
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 861,353

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.47% (1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

CUSIP No. 05990K106	13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 861,353
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 861,353

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 861,353
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.47% (1)
14	TYPE OF REPORTING PERSON OO

(1) This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

CUSIP No. 05990K106	13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15% (1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

CUSIP No. 05990K106	13D	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Manager, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 518

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (1)
14	TYPE OF REPORTING PERSON PN

(1) This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

CUSIP No. 05990K106	13D	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 518

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (1)
14	TYPE OF REPORTING PERSON OO

(1) This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

CUSIP No. 05990K106	13D	Page 11 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,536
	8	SHARED VOTING POWER 2,553,103
	9	SOLE DISPOSITIVE POWER 82,536
	10	SHARED DISPOSITIVE POWER 2,553,103

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,635,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.50% (1)
14	TYPE OF REPORTING PERSON IN

(1) This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

CUSIP No. 05990K106	13D	Page 12 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,379
	8	SHARED VOTING POWER 2,553,103
	9	SOLE DISPOSITIVE POWER 42,379
	10	SHARED DISPOSITIVE POWER 2,553,103

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.43% (1)
14	TYPE OF REPORTING PERSON IN

(1) This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

CUSIP No. 05990K106	13D	Page 13 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 592
	8	SHARED VOTING POWER 2,553,103
	9	SOLE DISPOSITIVE POWER 592
	10	SHARED DISPOSITIVE POWER 2,553,103

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,553,695
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.36% (1)
14	TYPE OF REPORTING PERSON IN

(1) This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

CUSIP No. 05990K106	13D	Page 14 of 23 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,543
	8	SHARED VOTING POWER 861,871
	9	SOLE DISPOSITIVE POWER 55,543
	10	SHARED DISPOSITIVE POWER 861,871

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 917,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.57% (1)
14	TYPE OF REPORTING PERSON IN

(1) This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

CUSIP No. 05990K106	13D	Page 15 of 23 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on December 9, 2021 (the “Schedule 13D”), relating to the voting common stock (the “Common Stock”), of Banc of California, Inc. (the “Issuer” or the “Company” or “Banc of California”), the holding company of Banc of California, N.A. (the “Bank”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 2.	Identity and Background

This Amendment is being jointly filed by the parties identified below. All of the filers of this Amendment are collectively referred to as the “Patriot Financial Group.” The Joint Filing Agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Amendment.

(a)-(c) The following are members of the Patriot Financial Group:

•	Patriot Financial Partners III, L.P., a Delaware limited partnership (“Patriot Fund III”);

•	Patriot Financial Partners GP III, L.P., a Delaware limited partnership and general partner of Patriot Fund III (“Patriot III GP”);

•	Patriot Financial Partners GP III, LLC, a Delaware limited liability company and general partner of Patriot III GP (“Patriot III LLC”);

•	Patriot Financial Partners II, L.P. a Delaware limited partnership (“Patriot Fund II”);

•	Patriot Financial Partners II GP, L.P., a Delaware limited partnership and the general partner of Patriot Fund II (“Patriot II GP”);

•	Patriot Financial Partners II GP, LLC, a Delaware limited liability company and general partner of Patriot II GP (“Patriot II LLC”);

•	Patriot Financial Partners Parallel II, L.P. a Delaware limited partnership (“Patriot Parallel Fund II” and together with Patriot Fund II, the “Fund II Funds”);

•	Patriot Financial Manager, L.P., a Delaware limited partnership, and a management company engaged by the Fund II Funds;

•	Patriot Financial Manager, LLC, a Delaware limited liability company and general partner of Patriot Financial Manager, L.P.;

•	W. Kirk Wycoff, James J. Lynch and James F. Deutsch, (i) each of whom serve as general partners of Patriot Fund III and Patriot III GP, are members of Patriot III LLC, and are members of the investment committee of Patriot Fund III, (ii) each of whom serve as general partners of the Fund II Funds and Patriot II GP, are members of Patriot II LLC, and are members of the investment committee of Patriot Fund II; and (iii) each of whom serve as members of Patriot Financial Manager, LLC; and

•	Ira M. Lubert serves as a general partner of the Fund II Funds and Patriot GP II, as a member of Patriot II LLC, and as a member of Patriot Financial Manager, LLC.

Patriot Fund III is a private equity fund focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot III GP is to serve as the general partner of and to manage Patriot Fund III. The principal business of Patriot III LLC is to serve as the general partner of and to manage Patriot III GP.

CUSIP No. 05990K106	13D	Page 16 of 23 Pages

The Fund II Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot II GP is to serve as the general partner of and to manage Fund II Funds. The principal business of Patriot II LLC is to serve as the general partner of and to manage Patriot GP II.

The principal employment of Messrs. Wycoff, Lynch and Deutsch is investment management with Patriot Fund III, Patriot III GP,Patriot III LLC, the Fund II Funds, Patriot II GP and Patriot II LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners III, L.P., 100 Matsonford Road, Suite 210, Radnor, Pennsylvania 19087.

(d)           During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Fund II Funds used working capital to fund the purchase of shares of Common Stock of Banc of California.

Patriot Fund III used working capital to purchase shares of Pacific Mercantile Bancorp (“Pacific Mercantile”) , which was acquired by merger by Banc of California on October 18, 2021. Shareholders of Pacific Mercantile, including Patriot Fund III, received shares of Banc of California as consideration in the acquisition.

Item 4.	Purpose of Transaction

The Fund II Funds and Patriot Fund III acquired shares of Banc of California (the “Acquired Shares”) for investment purposes. Except as otherwise described herein or in Item 6 below, no member of the Patriot Financial Group has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Patriot Fund II acquired shares of Banc of California Common Stock in a private placement offering in November 2014.

Patriot Fund III acquired shares of Banc of California as a result of the acquisition by merger of Pacific Mercantile by Banc of California on October 18, 2021. Shareholders of Pacific Mercantile, including Patriot Fund III, received shares of Banc of California as consideration in the acquisition.

Messrs. Wycoff, Lynch, Deutsch and Lubert acquired shares of Banc of California in connection with a distribution in kind of shares of Banc of California by Patriot Financial Partners I, L.P., a Delaware limited partnership (“Patriot Fund I”) in December 2018.

Patriot Financial Manager received shares of Banc of California Common Stock in connection with Mr. Wycoff’s service on the Board of Directors of Banc of California.

Subject to the limitations imposed by applicable federal and state securities laws, Patriot Financial Group may dispose of the Acquired Shares from time to time, subject to market conditions and other investment considerations, and may cause the Acquired Shares to be distributed in kind to investors. To the extent permitted by applicable bank regulatory limitations, each member of the Patriot Financial Group may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group and/or investment considerations.

CUSIP No. 05990K106	13D	Page 17 of 23 Pages

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Amendment and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.  Item 5 of Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by the following:

(a) and (b)

Entity / Individual (1)	Shares Beneficially Owned	Percent of Class (%) (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Patriot Fund III	1,691,232	2.89%	-	1,691,232	-	1,691,232
Patriot III GP	1,691,232	2.89%	-	1,691,232	-	1,691,232
Patriot III LLC	1,691,232	2.89%	-	1,691,232	-	1,691,232
Patriot Fund II	771,353	1.32%	-	771,353	-	771,353
Patriot Parallel Fund II	90,000	0.15%	-	90,000	-	90,000
Patriot GP II	861,353	1.47%	-	861,353	-	861,353
Patriot II LLC	861,353	1.47%	-	861,353	-	861,353
Patriot Financial Manager, L.P.	518	0.00%	-	518	-	518
Patriot Financial Manager, LLC	518	0.00%	-	518	-	518
W. Kirk Wycoff	2,635,639	4.50%	82,536	2,553,103	82,536	2,553,103
James J. Lynch	2,595,482	4.43%	42,379	2,553,103	42,379	2,553,103
James F. Deutsch	2,553,695	4.36%	592	2,553,103	592	2,553,103
Ira M. Lubert	917,414	1.57%	55,543	861,871	55,543	861,871

(1)           Each of Patriot Fund III, Patriot III GP, Patriot III LLC, Patriot Fund II, Patriot Parallel Fund II, Patriot GP II, Patriot II LLC, Mr. Wycoff, Mr. Lynch, Mr. Deutsch and Mr. Lubert disclaims beneficial ownership of the Common Stock owned by the Patriot Financial Group, except to the extent of its or his pecuniary interest therein or with respect to shares owned directly by the individual.

(2)            This calculation is based on 58,549,607 shares of voting Common Stock of the Company outstanding, as reported in the Company’s Current Report on Form 10-K filed on February 27, 2023.

(c)  The Funds have completed the following open market, broker-assisted transactions with respect to the Common Stock during the last 60 days:

•	On February 2, 2023, Patriot Fund II sold 89,500 shares of Common Stock and Patriot Parallel Fund II sold 10,500 shares of Common Stock at a weighed average price per share of $17.8317;

•	On February 6, 2023, Patriot Fund II sold 12,013 shares of Common Stock and Patriot Parallel Fund II sold 1,409 shares of Common Stock at a weighted average price per share of $17.5581;

•	On February 7, 2023, Patriot Fund II sold 77,487 shares of Common Stock and Patriot Parallel Fund II sold 9,091 shares of Common Stock at a weighted average price per share of $17.4962;

•	On February 8, 2023, Patriot Fund II sold 19,020 shares of Common Stock and Patriot Parallel Fund II sold 2,231 shares of Common Stock at a weighted average price per share of $17.5348;

•	On February 9, 2023, Patriot Fund II sold 1,701 shares of Common Stock and Patriot Parallel Fund II sold 199 shares of Common Stock at a weighted average price per share of $17.2835;

•	On February 13, 2023, Patriot Fund II sold 158,280 shares of Common Stock and Patriot Parallel Fund II sold 18,569 shares of Common Stock at a weighted average price per share of $17.9100;

CUSIP No. 05990K106	13D	Page 18 of 23 Pages

•	On February 22, 2023, Patriot Fund II sold 75,458 shares of Common Stock and Patriot Parallel Fund II sold 8,853 shares of Common Stock at a weighted average price per share of $17.7400;

•	On February 22, 2023, Patriot Fund III sold 126,467 shares of Common Stock at a weighted average price per share of $17.7400;

•	On February 23, 2023, Patriot Fund II sold 67,742 shares of Common Stock and Patriot Parallel Fund II sold 7,947 shares of Common Stock at a weighted average price per share of $17.6900;

•	On February 23, 2023, Patriot Fund III sold 113,533 shares of Common Stock at a weighted average price per share of $17.6900;

•	On February 27, 2023, Patriot Fund II sold 35,800 shares of Common Stock and Patriot Parallel Fund II sold 4,200 shares of Common Stock at a weighted average price per share of $17.5751; and

•	On February 27, 2023, Patriot Fund III sold 60,000 shares of Common Stock at a weighted average price per share of $17.5751.

(d) Other than the Patriot Financial Group, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e) N/A.

CUSIP No. 05990K106	13D	Page 19 of 23 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of March 3, 2023, by and among Patriot Financial Partners III, L.P., a Delaware limited partnership, Patriot Financial Partners GP III, L.P., Patriot Financial Partners GP III, LLC, Patriot Financial Partners II, L.P., Patriot Financial Partners II GP, L.P., Patriot Financial Partners II GP, LLC, Patriot Financial Partners Parallel II, L.P., Patriot Financial Manager, L.P., Patriot Financial Manager, LLC, W. Kirk Wycoff, James J. Lynch, James F. Deutsch and Ira Lubert.

Exhibit 2	Securities Purchase Agreement, dated as of October 30, 2014, by and among Banc of California, Inc., Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P. (included as Exhibit 10.1 to the Banc of California, Inc.’s Current Report on Form 8-K filed on October 30, 2014, and incorporated herein by reference).

Exhibit 3	Agreement and Plan of Merger, dated March 22, 2021, between Banc of California, Inc. and Pacific Mercantile Bancorp, a California corporation (filed as Exhibit 2.1 to the Banc of California, Inc.’s Current Report on Form-8-K filed on March 23, 2021 and incorporated herein by reference).

CUSIP No. 05990K106	13D	Page 20 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 3, 2023

PATRIOT FINANCIAL PARTNERS III, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners III GP, LLC, the general partner of Patriot Financial Partners GP III, L.P., the general partner of Patriot Financial Partners III, L.P.

PATRIOT FINANCIAL PARTNERS GP III, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP III, LLC., the general partner of Patriot Financial Partners GP III, L.P.

PATRIOT FINANCIAL PARTNERS GP III, LLC

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/James J. Lynch
James J. Lynch, a member

By:	/s/James F. Deutsch
James F. Deutsch, a member

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners II, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

CUSIP No. 05990K106	13D	Page 21 of 23 Pages

PATRIOT FINANCIAL PARTNERS GP II, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC., the general partner of Patriot Financial Partners GP II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, LLC

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/Ira M. Lubert
Ira M. Lubert

By:	/s/James J. Lynch
James J. Lynch

By:	/s/James F. Deutsch
James F. Deutsch

PATRIOT FINANCIAL MANAGER, LLC

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, member

By:	/s/Ira M. Lubert
Ira M. Lubert, member

By:	/s/James J. Lynch
James J. Lynch, member

By:	/s/James F. Deutsch
James F. Deutsch, member

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, individually

By:	/s/Ira M. Lubert
Ira M. Lubert, individually

By:	/s/James J. Lynch
James J. Lynch, individually

By:	/s/James F. Deutsch
James F. Deutsch, individually